


ALARMED
GUN FREE
SCHOOL ZONE
VIOLATORS WILL FACE SEVERE
FEDERAL STATE AND LOCAL
CRIMINAL PENALTIES

School Lock-Down & Security



Fire Detection





Remote Video Monitoring

2013 ANNUAL REPORT


NAPCO
SECURITY TECHNOLOGIES, INC.



Intrusion Alarms


ACCESS DENIED

Access Control



Workplace Security



Home Invasion Prevention

THE ONLY INTEGRATED MANUFACTURER
OF ALARMS, ACCESS CONTROL & LOCKING PRODUCTS...
FOR PROTECTING PEOPLE & PROPERTY


Star
Link3
Wireless Alarm Reporting


Bundled Remote Services: Security, Video & Automation


Enterprise Systems for Integrated Access Control, Video, Alarms & Locking


Networked Access Locks - Remote & Panic Functions


Commercial Intrusion & Fire Protection


Interactive Home Controls & App


BHMA
Lock-Down Classroom Intruder Locksets

NAPCO SECURITY TECHNOLOGIES, INC.

MEETING TODAY'S MARKET NEEDS WITH INNOVATIVE, ADVANTAGEOUS INTEGRATED SECURITY SOLUTIONS

NAPCO addresses both the commercial and residential markets with new, enhanced lines. Scalable for use in commercial buildings from strip malls to high rises, Napco Commercial™ Fire &/or Intrusion Platform offers improved, faster installation. Flexibly supporting multiple technology devices, the line features a wide array of commercial grade wireless sensors, including fire detectors, potentially saving up to 75% of the labor time plus materials, so Napco dealer bids are more competitive. Ideal for households seeking to bridge their home with their on-the-go lifestyles, iBridge® Connected Home Services, accessible from a Smart Phone/Tablet App, controls alarms, video, temperature, lighting & locking via wireless Z-Wave™ technology - also promising attractive new energy savings, while providing dealers new RMR services and improved account retention. Already popular, Napco StarLink™ future-proof upgradable, 3G/4G Network-Ready Radio, also including a new consumer on/off App, provides full wireless alarm reporting from any brand system, in lieu of scarce telephone landlines protecting both security consumers and dealers' account base.

Alarm Lock Trilogy Networx™ Access Locks continue to build market share as the wireless networked version of the standalone Trilogy PIN/Prox ID Locks, an industry staple. They're ideal in case of emergencies, because they can provide schools, hospital and business campuses, global lock-down and unlock commands in under 10 seconds, initiated from any lock or the server. Networx Locks are also now fully integrated, in real time, with Continental Access' comprehensive security software.

Designed for enterprise risk and security managers, new Continental CA3000 v2.9 software offers a single interoperable solution, integrating access control, more video brands, as well as Alarm Lock's lock & Napco's security- technologies. Its Accelaterm Panel has also been well-received, for both super speed & 8 to 16 door support.

Used in a growing list of hospitals, Marks USA's LifeSaver™ ligature resistant door hardware is respected for its innovative design & quality. In answer to the outcry for school solutions, LocDown™ Classroom Intruder locks, can inexpensively retrofit standard or mortise locksets, providing instant locking from safely inside. i-QLite™ Access Lock plus RIM Panic Device, is Marks new building security & egress combo pak.



To Our Shareholders

I am pleased to report that Fiscal 2013 saw a continuation of the positive momentum from the previous year, resulting in a second straight year of vastly improved profitability.

In Fiscal 2010, NAPCO embarked on a long-term strategic plan to successfully transition from a highly cyclical business model that traditionally focused on the manufacturing of security products to a leaner and more dynamic organization with a growing portfolio of security software as a service (SAS) products and services that deliver highly profitable recurring revenue streams.

For the fiscal year ended June 30, 2013, net sales were $71,386,000, up from net sales of $70,928,000 a year ago. Gross profit also increased to $21,724,000 or 30.4% of sales, versus $21,152,000 or 29.8% of sales the prior fiscal year.

Operating income remained relatively constant at $3,796,000 compared to an operating income of $3,811,000 for Fiscal 2012. Net income for the entire 2013 fiscal year increased 33% to $3,021,000 or $0.16 per share compared to net income of $2,286,000 or $0.12 per share for Fiscal 2012.

Especially noteworthy was extremely impressive results for Q4, highlighted by net sales of $21.8 million, the highest quarterly revenue in 5 years, and an increase of 10% over the prior year. Gross profit in Q4 also spiked to 38.1%, and net income increased dramatically in Q4 to $3,209,000 or $0.17 per share, a 74% increase over the prior year. Adjusted EBITDA* for Q4 also rose to $4,444,000. Such positive results during Q4 clearly demonstrate how revenue growth can have a very positive impact on our bottom line.

NAPCO's balance sheet also continues to strengthen. During the past fiscal year inventory levels were reduced from $23.2 million to $21.9 million. Debt, net of cash, which peaked at $35.9 million following the acquisition of Marks USA in August 2008, was reduced to just $13.2 million as of June 30, 2013, with $4.1 of this debt reduction occurring this past fiscal year. In addition, NAPCO successfully obtained a new 5-year, low interest rate loan from its primary bank, HSBC. Lower debt levels and lower interest rates contributed to a 50% drop in net interest expense, down from $1.1 million the prior fiscal year to just $574,000 in Fiscal 2013.

NAPCO's improved financial performance was also reflected in our market valuation, as the average price of a share of NAPCO stock purchased on July 1, 2012 increased by 65% during the subsequent year.

All of this positive news came amidst the terrible and tragic effects of Superstorm Sandy, which severely impacted regional business conditions, with several East Coast accounts taking months to normalize revenues.



Richard L. Soloway
Chairman, President, and CEO

Several growth drivers are contributing to NAPCO's improved performance: SAS product offerings; a strong rebound for the Marks division; increased spending on school security; and ongoing efforts to contain costs and increase operational efficiencies.

Finding New Ways to Generate Recurring Revenues

NAPCO is increasingly utilizing software as a service (SAS) to create more predictable and reliable recurring revenue streams for NAPCO and its dealers. This important initiative is just beginning to bear fruit through several new products that feature proprietary and patent-protected technologies.

* See table on inside back cover.

For example, the Starlink™ GMS communicator saw revenues increase by 166% during Fiscal 2013. Starlink is installed in premises that do not have dial-up phone service, allowing alarm signals to be communicated to central stations. Starlink can also be utilized as a back-up to defeat burglars who cut the phone lines prior to entering the premises. Q4 saw the highly successful introduction of Starlink3™ 3G/4G communicator that enables monitoring on the most advanced cellular network.

Another recent SAS innovation is iBridge™, a proprietary cloud-based services platform that provides remote access to door locks, lighting, thermostats, video cameras, and security systems from any smart phone, tablet or PC.

Each year, NAPCO invests between 6% and 8% of annual revenues on research and development, providing us with a significant technological advantage that serves as the lifeblood of our business. An increase in R&D expenditures was required this past year to launch several new products that could deliver long-term growth potential. This higher level of R&D spending is now starting to normalize at a time when sales of Starlink™ and iBridge™ are beginning to accelerate.

We are also seeing healthy revenue growth from the iSee Video remote wireless camera system, the choice of thousands of independent security dealers. Networx™ wireless lock access control systems are also gaining broad market acceptance. For example, a leading university recently ordered a comprehensive solution integrating Alarm Lock Networx wireless locks with Continental Access Control enterprise-class card access systems. This $1.5 million campus-wide security solution was the Company's largest single order ever. Future growth opportunities abound as colleges and public schools nationwide scramble to enhance security.

Marks USA Posts a Dramatic Rebound

After bottoming out in Fiscal 2012, sales of Marks brand locking devices grew 29% in Q4 and 18% for the full year, driven by a rebound in demand for high grade commercial locking devices along with major growth for LocDown™ classroom intruder locks. LocDown offers a cost-effective retrofit solution to address heightened school security concerns in the aftermath of the tragic incident at the Sandy Hook School in Newtown, CT.

Marks also recently introduced a comprehensive series of anti-ligature ADA (American Disability Act) compliant locking devices for correctional facilities, mental health facilities, hospitals, and nursing homes. We expect to see dramatic growth for anti-ligature locks and accessories to federal, state, county and municipal agencies as well as healthcare providers.

Reducing Costs, Increasing Operational Efficiencies

As demand grows for innovative new products such as Starlink, iBridge, and Networx, NAPCO will benefit from increased capacity utilization at our low-cost manufacturing facility in the Dominican Republic. This modern ISO 9001:2008-certified facility leverages the region's extensive workforce and offers ample excess capacity for future expansion. Rising manufacturing activity at this facility will have a minimal impact on certain fixed costs, serving to further enhance gross profit margins going forward.

Based on the many recently introduced new products, revenues could reach $100 million in the next few years. At that level, gross profit margins should grow substantially, exceeding 40% as a result of increased capacity utilization at our manufacturing plant in the Dominican Republic. In addition, previously sold SAS products and services will continue to generate recurring revenues while incurring no manufacturing expense, thereby creating a compounding effect that further boosts our gross profit margins.

Looking Ahead

We live in an increasingly dangerous world, where demand for innovative products that protect people and property will never go away.

As the only company in our industry capable of offering comprehensive, vertically integrated solutions, NAPCO is well positioned to thrive in today's increasingly security-conscious world. I am extremely optimistic about NAPCO's prospects, both short-term and long-term. My optimism is fueled by a growing portfolio of technologically superior products that appeal to younger consumers who are early adopters. These consumers interface with our growing network of over 15,000 independent security dealers and installers, who we proactively support with robust educational and training resources, including online product webinars, videos, seminars, and by attending key industry trade shows.

The uncertainty of the residential marketplace dictates that NAPCO continue to emphasize commercial business that offers significantly higher profit margins. Currently, approximately 80% of our revenues come from commercial applications. The present economic climate is also causing small businesses and retailers to become increasingly vigilant about protecting people and assets against violent crime. Only NAPCO is capable of addressing these needs with a fully integrated suite of state-of-the-art intrusion, fire, access control, video monitoring, and locking systems. We also remain at the forefront of efforts to prevent fatal tragedies at schools and colleges with robust product offerings from Alarm Lock, Marks, and Continental.

Meanwhile, the threat of global terrorism continues to grow, causing the US Department of Homeland Security to allocate billions of dollars each year to upgrade security systems at national landmarks, sensitive government facilities, and vital infrastructure.

NAPCO is capitalizing on these opportunities with patented new products, a growing emphasis on SAS services with recurring revenue streams, as well as a low-cost manufacturing center capable of serving the ever-growing needs of thousands of independent dealers, installers, locksmiths and systems integrators worldwide.

Assuming that economic conditions remain relatively stable, I believe that the coming year should bring continued growth and profitability on the combined strengths of visionary leadership and a dedicated team of employees working hand-in-hand with NAPCO's loyal distribution partners.

Our management team is continually striving to deliver outstanding value to our customers. We also remain dedicated to serving the long-term interests of our shareholders through strict adherence to sound business practices that deliver steady and sustainable growth, and by reinvesting cash generated through operations to reduce long-term debt, thus enabling us to finance future business expansion without diluting share valuations.

Our strategic plan is being successfully implemented. The building blocks are firmly cemented. Momentum is growing.

Sincerely,



Richard L. Soloway
Chairman, President and CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2013

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ___ to___

Commission File Number 0-10004

NAPCO SECURITY TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	11-2277818 *(I.R.S. Employer I.D. Number)*
333 Bayview Avenue, Amityville, New York *(Address of principal executive offices)*	11701 *(Zip Code)*

Registrant's telephone number, including area code: (631) 842-9400

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share *(Title of Each Class)*	The NASDAQ Stock Market LLC *(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "Large accelerated filer", "Accelerated filer" and "Smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _ Accelerated filer _ Non-accelerated filer _ Smaller reporting company X

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _ No X

As of December 31, 2012, the aggregate market value of the common stock of Registrant held by non-affiliates based upon the last sale price of the stock on such date was $44,821,923.

As of September 16, 2013, 19,296,335 shares of common stock of Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2013 Annual Meeting of Stockholders.

PART I

ITEM 1: BUSINESS.

NAPCO Security Technologies, Inc. ("NAPCO" or the "Company") was incorporated in December 1971 in the State of Delaware. Its executive offices are located at 333 Bayview Ave, Amityville NY 11701. Its telephone number is (631) 842-9400.

The Company is a diversified manufacturer of security products, encompassing electronic locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

Website Access to Company Reports

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our website (www.napcosecurity.com) on the same day they are electronically filed with the Securities and Exchange Commission.

Products

Access Control Systems. Access control systems consist of one or more of the following: various types of identification readers (e.g. card readers, hand scanners, etc.), a control panel, a PC-based computer and electronically activated door-locking devices. When an identification card or other identifying information is entered into the reader, the information is transmitted to the control panel/PC which then validates the data and determines whether to grant access or not by electronically deactivating the door locking device. An electronic log is kept which records various types of data regarding access activity.

The Company designs, engineers, manufactures and markets the software and control panels discussed above. It also buys and resells various identification readers, PC-based computers and various peripheral equipment for access control systems.

Alarm Systems; Alarm systems usually consist of various detectors, a control panel, a digital keypad and signaling equipment. When a break-in occurs, an intrusion detector senses the intrusion and activates a control panel via hard-wired or wireless transmission that sets off the signaling equipment and, in most cases, causes a bell or siren to sound. Communication equipment such as a digital communicator may be used to transmit the alarm signal to a central station or another person selected by a customer.

The Company manufactures and markets the following products for alarm systems:

Automatic Communicators. When a control panel is activated by a signal from an intrusion detector, it activates a communicator that can automatically dial one or more pre-designated telephone numbers utilizing wired ("landline") or cellular communications systems. If programmed to do so, a digital communicator dials the telephone number of a central monitoring station and communicates in computer language to a digital communicator receiver, which signals an alarm message.

Control Panels. A control panel is the "brain" of an alarm system. When activated by any one of the various types of intrusion detectors, it can activate an audible alarm and/or various types of communication devices. For marketing purposes, the Company refers to its control panels by the trade name, generally "Gemini(TM)" and "Magnum Alert(TM)" followed by a numerical designation.

Combination Control Panels/Digital Communicators and Digital Keypad Systems. A combination control panel, digital communicator and a digital keypad (a plate with push button numbers as on a telephone, which eliminates the need for mechanical keys) has continued to be the leading configuration in terms of dealer and consumer preference. Benefits of the combination format include the cost efficiency resulting from a single microcomputer function, as well as the reliability and ease of installation gained from the simplicity and sophistication of micro-computer technology.

Door Security Devices. The Company manufactures a variety of exit alarm locks including simple dead bolt locks, door alarms, mechanical door locks and microprocessor-based electronic door locks with push button and card reader operation.

Fire Alarm Control Panel. Multi-zone fire alarm control panels, which accommodate an optional digital communicator for reporting to a central station, are also manufactured by the Company.

Area Detectors. The Company's area detectors are both passive infrared heat detectors and combination microwave/passive infrared detectors that are linked to alarm control panels. Passive infrared heat detectors respond to the change in heat patterns caused by an intruder moving within a protected area. Combination units respond to both changes in heat patterns and changes in microwave patterns occurring at the same time.

Video Surveillance Systems

Video surveillance systems typically consist of one or more video cameras, a control panel and a video monitor or PC. More advanced systems can also include a recording device and some type of remote communication device such as an internet connection to a PC or browser-enabled cell phone. The system allows the user to monitor various locations at once while recorders save the video images for future use. Remote communication devices can allow the user to view and control the system from a remote location.

The Company designs, engineers, and markets the software and control panels discussed above. It also buys and resells various video cameras, PC-based computers and peripheral equipment for video surveillance systems.

Peripheral Equipment

The Company also markets peripheral and related equipment manufactured by other companies. Revenues from peripheral equipment have not been significant.

Research and Development

The Company's business involves a high technology element. During the fiscal years ended June 30, 2013 and 2012, the Company expended approximately $5,119,000 and $4,264,000, respectively, on Company-sponsored research and development activities conducted by its engineering department to develop and improve the Products. The Company intends to continue to conduct a significant portion of its future research and development activities internally.

Employees

As of June 30, 2013, the Company had 908 full-time employees.

Marketing

The Company's staff of 44 sales and marketing support employees located at the Company's Amityville offices sells and markets the Products primarily to independent distributors and wholesalers of security alarm and security hardware equipment. Management estimates that these channels of distribution represented approximately 53% of the Company's total sales for each of the fiscal years ended June 30, 2013 and 2012. The remaining revenues are primarily from installers and governmental institutions. The Company's sales representatives periodically contact existing and potential customers to introduce new products and create demand for those as well as other Company products. These sales representatives, together with the Company's technical personnel, provide training and other services to wholesalers and distributors so that they can better service the needs of their customers. In addition to direct sales efforts, the Company advertises in technical trade publications and participates in trade shows in major United States and European cities.

In the ordinary course of the Company's business the Company grants extended payment terms to certain customers. For further discussion on Concentration of Credit Risk see disclosures included in Item 7.

Competition

The security alarm products industry is highly competitive. The Company's primary competitors are comprised of approximately 20 other companies that manufacture and market security equipment to distributors, dealers, central stations and original equipment manufacturers. The Company believes that no one of these competitors is dominant in the industry. Certain of these companies have substantially greater financial and other resources than the Company.

The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its Products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide Products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Relatively low-priced "do-it-yourself" alarm system products are available to the public at retail stores. The Company believes that these products compete with the Company only to a limited extent because they appeal primarily to the "do-it-yourself" segment of the market. Purchasers of such systems do not receive professional consultation, installation, service or the sophistication that the Company's Products provide.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. In addition, demand is affected by the housing and construction markets. Deterioration of current economic conditions may also affect this trend.

Raw Materials

The Company prepares specifications for component parts used in the Products and purchases the components from outside sources or fabricates the components itself. These components, if standard, are generally readily available; if specially designed for the Company, there is usually more than one alternative source of supply available to the Company on a competitive basis. The Company generally maintains inventories of all critical components. The Company for the most part is not dependent on any one source for its raw materials.

Sales Backlog

In general, orders for the Products are processed by the Company from inventory. A sales backlog of approximately $2,177,000 and $1,482,000 existed as of June 30, 2013 and 2012, respectively. The increase in the backlog as of June 30, 2013 was due to the Company receiving a purchase order for various special-order items from a customer for approximately $1,542,000 towards the end of fiscal 2013, approximately $428,000 of which was open as of June 30, 2013. The Company has completed this purchase order in the quarter ending September 30, 2013. The Company expects to fill the entire backlog that existed as of June 30, 2013 during fiscal 2014.

Government Regulation

The Company's telephone dialers, microwave transmitting devices utilized in its motion detectors and any new communication equipment that may be introduced from time to time by the Company must comply with standards promulgated by the Federal Communications Commission ("FCC") in the United States and similar agencies in other countries where the Company offers such products, specifying permitted frequency bands of operation, permitted power output and periods of operation, as well as compatibility with telephone lines. Each new Product that is subject to such regulation must be tested for compliance with FCC standards or the standards of such similar governmental agencies. Test reports are submitted to the FCC or such similar agencies for approval. Cost of compliance with these regulations has not been material.

Patents and Trademarks

The Company has been granted several patents and trademarks relating to the Products. While the Company obtains patents and trademarks as it deems appropriate, the Company does not believe that its current or future success is dependent on its patents or trademarks.

Foreign Sales

The revenues and identifiable assets attributable to the Company's domestic and foreign operations for its last two fiscal years are summarized in the following table:

Financial Information Relating to Domestic and Foreign Operations

	2013	2012
	(in thousands)	
Sales to external customers(1):		
Domestic	$67,243	$67,311
Foreign	4,143	3,617
Total Net Sales	$71,386	$70,928
Identifiable assets:		
United States	$51,141	$50,838
Dominican Republic (2)	12,762	13,912
Total Identifiable Assets	$63,903	$64,750

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories (2013 = $9,105; 2012 = $9,866) and fixed assets (2013 = $3,546; 2012 = $3,936) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 1A: RISK FACTORS

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical results and from any results predicted by any forward-looking statements related to conditions or events that may occur in the future.

Our Business Could Be Materially Adversely Affected as a Result of General Economic and Market Conditions

We are subject to the effects of general economic and market conditions. In the event that the U.S. or international economic conditions deteriorate, our revenue, profit and cash-flow levels could be materially adversely affected in future periods. In the event of such deterioration, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. If such events do occur, they may result in our expenses being too high in relation to our revenues and cash flows.

Our Business Could Be Materially Adversely Affected as a Result of the Inability to Maintain Adequate Financing

Our business is dependent on maintaining adequate levels of financing used to fund operations and capital expenditures. The current debt facilities provide for quarterly principal debt repayments of approximately $400,000 plus interest as well as certain financial covenants relating to ratios affected by profit, asset and debt levels. If the Company's profits, asset or cash-flow levels decline below the minimums required to meet these covenants or to make the minimum debt payments, the Company may be materially adversely affected. Effects on the Company could include higher interest costs, reduction in borrowing availability or revocation of these credit facilities.

<u>We Are Dependent Upon the Efforts of Richard L. Soloway, Our Chief Executive Officer and There is No Succession Plan in Place</u>

The success of the Company is largely dependent on the efforts of Richard L. Soloway, Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business and prospects. There is currently no succession plan to address the loss of Mr. Soloway's services.

<u>Competitors May Develop New Technologies or Products in Advance of Us</u>

Our business may be materially adversely affected by the announcement or introduction of new products and services by our competitors, and the implementation of effective marketing or sales strategies by our competitors. The industry in which the Company operates is characterized by constantly improved products. There can be no assurance that competitors will not develop products that are superior to the Company's products. The Company has historically invested approximately 6% to 8% of annual revenues on Research and Development to mitigate this risk. Future success will depend, in part, on our ability to continue to develop and market products and product enhancements cost-effectively. The Company's research and development expenditures are principally targeted at enhancing existing products, and to a lesser extent at developing new ones. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's revenues and results of operations.

<u>Our Business Could Be Materially Adversely Affected by the Inability to Maintain Expense Levels Proportionate to Sales Volume</u>

While expense levels relative to current sales levels result in positive net income and cash flows, if sales levels decrease significantly and we are unable to decrease expenses proportionately, our business may be adversely affected.

<u>Our Business Could Be Materially Adversely Affected as a Result of Housing and Commercial Building Market Conditions</u>

We are subject to the effects of housing and commercial building market conditions. If these conditions deteriorate, resulting in declines in new housing or commercial building starts, existing home or commercial building sales or renovations, our business, results of operations or financial condition could be materially adversely affected, particularly in our intrusion and door locking product lines.

<u>Our Business Could Be Materially Adversely Affected as a Result of Lessening Demand in the Security Market</u>

Our revenue and profitability depend on the overall demand for our products. Delays or reductions in spending, domestically or internationally, for electronic security systems could materially adversely affect demand for our products, which could result in decreased revenues or earnings.

<u>The Markets We Serve Are Highly Competitive and We May Be Unable to Compete Effectively</u>

We compete with approximately 20 other companies that manufacture and market security equipment to distributors, dealers, control stations and original equipment manufacturers. Some of these companies may have substantially greater financial and other resources than the Company. The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our Business Could be Materially Adversely Affected as a Result of Offering Extended Payment Terms to Customers

We regularly grant credit terms beyond 30 days to certain customers. These terms are offered in an effort to keep a full line of our products in-stock at our customers' locations. The longer terms that are granted, the more risk is inherent in collection of those receivables. We believe that our Bad Debt reserves are adequate to account for this inherent risk.

We Rely On Distributors To Sell Our Products And Any Adverse Change In Our Relationship With Our Distributors Could Result In A Loss Of Revenue And Harm Our Business.

We distribute our products primarily through independent distributors and wholesalers of security alarm and security hardware equipment. Our distributors and wholesalers also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. In addition, the financial health of these distributors and wholesalers and our continuing relationships with them are important to our success. Some of these distributors and wholesalers may be unable to withstand adverse changes in business conditions. Our business could be seriously harmed if the financial condition of some of these distributors and wholesalers substantially weakens.

Members of Management and Certain Directors Beneficially Own a Substantial Portion of the Company's Common Stock and May Be in a Position to Determine the Outcome of Corporate Elections

Richard L. Soloway, our Chief Executive Officer, members of management and the Board of Directors beneficially own 36.2% of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with Napco, they may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to Napco's stockholders.

In addition, Napco has a staggered Board of Directors. Such concentration of ownership and the staggered Board could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Napco.

Our Business Could Be Materially Adversely Affected by an Increase in the Exchange Rate of the Dominican Peso

We are exposed to foreign currency risks due to our operations in the Dominican Republic. We have significant operations in the Dominican Republic which are denominated in Dominican pesos. We are subject to the risk that currency exchange rates between the United States and the Dominican Republic will fluctuate, potentially resulting in an increase in some of our expenses when US dollars are transferred to Dominican pesos to pay these expenses.

ITEM 1B: UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2: PROPERTIES.

The Company owns executive offices and production and warehousing facilities at 333 Bayview Avenue, Amityville, New York. This facility consists of a fully-utilized 90,000 square foot building on a six acre plot. This six-acre plot provides the Company with space for expansion of office, manufacturing and storage capacities. These facilities are pledged as security in the Company's credit facilities with its primary bank.

The Company's foreign subsidiary located in the Dominican Republic, Napco DR, S.A. (formerly known as NAPCO/Alarm Lock Grupo International, S.A.), owns a building of approximately 167,000 square feet of production and warehousing space in the Dominican Republic. That subsidiary also leases the land associated with this building under a 99-year lease expiring in the year 2092 at an annual cost of approximately $288,000. As of June 30, 2013, a majority of the Company's products were manufactured at this facility, utilizing U.S. quality control standards.

Management believes that these facilities are more than adequate to meet the needs of the Company in the foreseeable future.

ITEM 3: LEGAL PROCEEDINGS.

There are no pending or threatened material legal proceedings to which NAPCO or its subsidiaries or any of their property is subject.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

ITEM 4: MINE SAFETY DISCLOSURE.

Not Applicable.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Principal Market

NAPCO's Common Stock is traded on the NASDAQ Stock Market, Global Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ Global Market System.

	Quarter Ended Fiscal 2013			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$3.44	$3.66	$4.09	$4.78
Low	$2.90	$3.09	$3.50	$3.91

	Quarter Ended Fiscal 2012			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$2.98	$2.51	$3.13	$3.13
Low	$2.28	$1.97	$2.29	$2.67

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of September 16, 2013 was 117 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any cash dividends must be approved by the Company's lenders.

Equity Compensation Plan Information as of June 30, 2013

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE (EXCLUDING SECURITIES REFLECTED IN COLUMN (a) (c)
Equity compensation plans approved by security holders:	681,140 (1)	$4.22	1,000,000 (2)
Equity compensation plans not approved by security holders:	—	—	—
Total	681,140 (1)	$4.22	1,000,000 (2)

(1) The 2002 Employee Stock Option Plan and the 2000 Non-employee Stock Option plans expired in 2012 and 2010, respectively. No further options may be granted under these plans.

(2) In December 2012, the stockholders approved the 2012 Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 950,000 shares of the Company's common stock to be acquired by the holders of such awards. In December 2012, the stockholders also approved the 2012 Non-Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 50,000 shares of the Company's common stock to be acquired by the holders of such awards.

ITEM 6: SELECTED FINANCIAL DATA.

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page FS-1 of this report.

	Fiscal Year Ended and at June 30 (In thousands, except share and per share data)				
	2013(1)	2012(1)	2011(1)	2010(1)	2009(1)
Statement of earnings data:					
Net Sales	$71,386	$70,928	$71,392	$67,757	$69,565
Gross Profit	21,724	21,152	20,101	14,522	15,096
Impairment of Goodwill and intangible assets	--	--	400	923	9,686
Income (Loss) from Operations	3,796	3,811	2,513	(5,211)	(14,917)
Net Income (Loss)	3,021	2,286	1,121	(6,500)	(13,382)
Cash Flow Data:					
Net cash flows provided by operating activities	4,899	4,096	4,364	5,285	6,792
Net cash flows used in investing activities	(383)	(606)	(737)	(300)	(25,229)
Net cash flows (used in) provided by financing activities	(4,266)	(3,588)	(6,072)	(3,572)	19,781

Per Share Data:					
Net earnings (loss) per common share:					
Basic	$0.16	$0.12	$0.06	$(0.34)	$(0.70)
Diluted	$0.16	$0.12	$0.06	$(0.34)	$(0.70)
Weighted average common shares outstanding:					
Basic	19,210,000	19,096,000	19,096,000	19,096,000	19,096,000
Diluted	19,362,000	19,303,000	19,176,000	19,096,000	19,096,000
Cash Dividends declared per common share (2)	$.00	$.00	$.00	$.00	$.00
Balance sheet data:					
Working capital (3)	$33,221	$32,205	$29,185	$3,502	$22,404
Total assets	63,903	64,750	68,795	73,668	81,586
Long-term debt (3)	14,800	18,657	20,205	--	18,749
Stockholders' equity	40,335	37,723	35,429	34,242	40,515

(1) Includes the operations and assets of Marks USA I which was acquired in August 2008.

(2) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be approved by the Company's primary lenders.

(3) Working capital is calculated by deducting Current Liabilities from Current Assets. As of June 30, 2010, the Company and its banks were in negotiations to amend and restate the existing terms of the credit facilities and term loan. Because the closing and final waivers occurred after the filing date of the June 30, 2010 Form 10-K, the Company classified this debt as current as of June 30, 2010. Upon completion of the closing this debt has been reclassified as long-term.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The Company is a diversified manufacturer of security products, encompassing electronic locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. International sales accounted for approximately 6% and 5% of our revenues for the fiscal years ended June 30, 2013 and 2012 respectively. The increase in international sales was attributable to increased sales of the Company's door-locking devices into Canada.

The Company owns and operates manufacturing facilities in Amityville, New York and the Dominican Republic. A significant portion of our operating costs are fixed, and do not fluctuate with changes in production levels or utilization of our manufacturing capacity. As production levels rise and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins. Conversely, when production levels decline our fixed costs are spread over reduced levels, thereby decreasing margins.

The security products market is characterized by constant incremental innovation in product design and manufacturing technologies. Generally, the Company devotes 6-8% of annual revenues to research and development (R&D). The Company does not expect products resulting from our R&D investments in fiscal 2013 to contribute materially to revenue during this fiscal year, but should benefit the Company in future years. In general, the new products introduced by the Company are initially shipped in limited quantities, and increase over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

Economic and Other Factors

We are subject to the effects of general economic and market conditions. In the event that the U.S. or international economic conditions deteriorate, our revenue, profit and cash-flow levels could be materially adversely affected in future periods. In the event of such deterioration, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. If such events do occur, they may result in our expenses being too high in relation to our revenues and cash flows.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products during the spring and early summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. In addition, demand is affected by the housing and construction markets. Deterioration of the current economic conditions may also affect this seasonality.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are fully described in Note 1 to the Company's consolidated financial statements included in its 2013 Annual Report on Form 10-K. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectability is reasonably assured. Revenues from product sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and other allowances and the amount of reserves established for anticipated sales returns and other allowances.

The Company analyzes sales returns and is able to make reasonable and reliable estimates of product returns based on the Company's past history. Estimates for sales returns are based on several factors including actual returns and based on expected return data communicated to it by its customers. Accordingly, the Company believes that its historical returns analysis is an accurate basis for its allowance for sales returns. Actual results could differ from those estimates. As a percentage of gross sales, sales returns, rebates and allowances were 6% for each of the fiscal years ended June 30, 2013 and 2012.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had if it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had two customers with accounts receivable balances that aggregated 22% of the Company's accounts receivable at June 30, 2013 and one customer with an accounts receivable balance of 15% at June 30, 2012. Sales to any one customer did not exceed 10% of net sales in any of the past two fiscal years.

In the ordinary course of business, we have established a reserve for doubtful accounts and customer deductions in the amount of $220,000 and $200,000 as of June 30, 2013 and 2012, respectively. Our reserve for doubtful account is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical or anticipated events.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents any excess of the cost of the inventory over its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2013 and 2012, net charges and balances in these reserves amounted to $354,000 and $3,392,000; and $504,000 and $3,038,000, respectively.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Intangible Assets

The Company evaluates its Intangible Assets for impairment at least on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is impairment, the Company measures the amount of impairment loss by comparing the implied fair value of intangible assets with the carrying amount of the intangible assets.

At the conclusion of the fiscal 2013, the Company performed its annual impairment evaluation and determined that its intangible assets were not impaired.

Income Taxes

The Company has identified the United States and New York State as its major tax jurisdictions. The fiscal 2008 and forward years are still open for examination.

During the year ending June 30, 2013 the Company increased its reserve for uncertain income tax positions by $27,000. As of June 30, 2013 the Company has a long-term accrued income tax liability of $153,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2013, the Company had accrued interest totaling $0 and $153,000 of unrecognized net tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future period.

For the year ended June 30, 2013, the Company recognized a net income tax expense of $187,000.

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes for fiscal 2013 is as follows (dollars in thousands):

	Amount	% of Pre-tax Income
Tax at the U.S. Federal statutory rate	$1,091	34.0%
Increases (decreases) in taxes resulting from:		
Meals and entertainment	59	1.8%
State income taxes, net of Federal income tax benefit	21	0.6%
Foreign source income not subject to tax	(740)	(23.0)%
R&D Credits	(221)	(6.9)%
Other, net	(23)	(0.7)%
Effective tax rate	$187	5.8%

Liquidity and Capital Resources

The Company's cash on hand as of June 30, 2012 combined with proceeds from operating activities during fiscal 2013 were adequate to meet the Company's capital expenditure needs and debt obligations during fiscal 2013. The Company's primary internal source of liquidity is the cash flow generated from operations. The primary source of external financing is a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017. As of June 30, 2013 $5,500,000 was outstanding under this revolving line of credit. As of June 30, 2013, the Company's unused sources of funds consisted principally of $3,229,000 in cash and $5,500,000 unused balance available under its revolving line of credit.

During the year ended June 30, 2013 the Company utilized its cash on hand at June 30, 2012 ($2,979,000) and a portion of its cash from operations ($1,696,000 of $4,899,000) to repay outstanding debt ($3,857,000), purchase treasury stock ($435,000) and purchase property, plant and equipment ($383,000).

As of June 30, 2013, long-term debt consisted of the Revolving Credit Facility and two term loans (collectively the "Agreement"), one for $6,000,000 which expires in June 2019, and one for $6,500,000 which expires in June 2017 (the "Term Loans"). Repayment of the Term Loans commenced on September 30, 2012. The $6,000,000 Term Loan is being repaid with 28 equal, quarterly payments of $75,000 with the remaining balance of $3,900,000 due on or before the expiration date. The $6,500,000 Term Loan is being repaid in 20 equal, quarterly payments of $325,000. The Agreement also provides for a LIBOR-based interest rate option of LIBOR plus 2.0% to 2.75%, depending on the ratio of outstanding debt to EBITDA, which is to be measured and adjusted quarterly, a prime rate-based option of the prime rate plus 0.25% and other terms and conditions as more fully described in the Agreement. In addition, the Agreement provides for availability under the Revolving Credit Facility to be limited to the lesser of $11,000,000 or the result of a borrowing base formula based upon the Company's Accounts Receivables and Inventory values net of certain deductions. The Company's obligations under the Agreement continue to be secured by all of its assets, including but not limited to, deposit accounts, accounts receivable, inventory, the Company's corporate headquarters in Amityville, NY, equipment and fixtures and intangible assets. In addition, the Company's wholly-owned subsidiaries, with the exception of the Company's foreign subsidiaries, have issued guarantees and pledges of all of their assets to secure the Company's obligations under the Agreement. All of the outstanding common stock of the Company's domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries has been pledged to secure the Company's obligations under the Agreement. The Company's long-term debt is described more fully in Note 6 to the consolidated financial statements.

The Agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the Agreement.

The Company believes its current working capital, anticipated cash flows from operations and its revolving credit agreement will be sufficient to fund the Company's operations through the next twelve months.

The Company takes into consideration several factors in measuring its liquidity, including the ratios set forth below:

	As of June 30,	
	2013	2012
Current Ratio	4.9 to 1	4.9 to 1
Sales to Receivables	3.9 to 1	4.3 to 1
Total debt to equity	.41 to 1	.54 to 1

As of June 30, 2013, the Company had no material commitments for capital expenditures or inventory purchases other than purchase orders issued in the normal course of business. On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, on which the Company's principle manufacturing facility is located, at an annual cost of approximately $288,000.

Working Capital. Working capital increased by $1,016,000 to $33,221,000 at June 30, 2013 from $32,205,000 at June 30, 2012. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable. Accounts Receivable increased by $1,803,000 to $18,211,000 at June 30, 2013 as compared $16,408,000 at June 30, 2012. The increase in Accounts Receivable was due primarily to an increase in sales for the quarter ended June 30, 2013 as compared to the same quarter a year ago.

Inventories. Inventories, which include both current and non-current portions, decreased by $1,375,000 to $21,907,000 at June 30, 2013 as compared to $23,282,000 at June 30, 2012. The decrease was due primarily to the Company's improved production planning and forecasting, an increase to the obsolescence reserve of $354,000 as well as the increase in sales for the quarter ended June 30, 2013 as described above.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased by $449,000 to $7,015,000 as of June 30, 2013 as compared to $6,566,000 at June 30, 2012. This increase is primarily due to increased purchases of raw materials to support increased sales during the quarter ended June 30, 2013 as compared to June 30, 2012.

Off-Balance Sheet Arrangements

The Company does not maintain any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

	Payments due by period:				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$16,400,000	$1,600,000	$ 3,200,000	$7,400,000	$4,200,000
Land lease (80 years remaining) (1)	22,752,000	288,000	576,000	576,000	21,312,000
Operating lease obligations	68,000	33,000	35,000	--	--
Other long-term obligations (employment agreements) (1)	987,000	914,000	73,000	--	--
Total	$40,207,000	$2,835,000	$ 3,884,000	$7,976,000	$25,512,000

See footnote 10 to the accompanying consolidated financial statements.

Results of Operations
Fiscal 2013 Compared to Fiscal 2012

	Fiscal year ended June 30,		
	2013	2012	% Increase/ (decrease)
Net sales	$71,386	$70,928	0.6%
Gross profit	21,724	21,152	2.7%
Gross profit as a % of net sales	30.4%	29.8%	2.0%
Selling, general and administrative	17,928	17,341	3.4%
Selling, general and administrative as a % of net sales	25.1%	24.4%	2.9%
Income from operations	3,796	3,811	--%
Interest expense, net	574	1,149	(50.0)%
Other expense, net	14	109	(87.2)%
Provision for income taxes	187	267	(30.0)%
Net income	3,021	2,286	32.2%

Net sales in fiscal 2013 increased by $458,000 to $71,386,000 as compared to $70,928,000 in fiscal 2012. The increase in net sales was primarily due to increased sales of the Company's Marks brand door-locking products ($2,265,000), access control products ($1,137,000) and Alarm Lock brand door-locking products ($443,000) and was partially offset by decreases in the Company's intrusion products ($3,476,000). The decrease in intrusion products was due primarily to decreased sales to a large intrusion customer as well as a slight overall decrease in demand during the earlier quarters in fiscal 2013.

The Company's gross profit increased by $572,000 to $21,724,000 or 30.4% of net sales in fiscal 2013 as compared to $21,152,000 or 29.8% of net sales in fiscal 2012. Gross profit and gross profit as a percentage of net sales was primarily affected by a positive shift in product mix in fiscal 2013.

Selling, general and administrative expenses as a percentage of net sales increased to 25.1% in fiscal 2013 from 24.4% in fiscal 2012. Selling, general and administrative expenses for fiscal 2013 increased by $587,000 to $17,928,000 as compared to $17,341,000 in fiscal 2012. The increases in dollars and as a percentage of sales resulted primarily from increases in selling wages and commissions as well as increased advertising and tradeshow expenditures. The Company increased expenditures in these areas in order to generate higher sales.

Interest expense for fiscal 2013 decreased by $575,000 to $574,000 from $1,149,000 for the same period a year ago. The decrease in interest expense is primarily the result of the decrease in interest rates charged by the Company's primary banks as well as the Company's reduction of its outstanding borrowings under its revolving line of credit and its term loan.

Other expenses decreased $95,000 to $14,000 in fiscal 2013 as compared to $109,000 in fiscal 2012. The decrease in other expense was due primarily to expenses recorded in fiscal 2012 related to the amendment of the Company's credit agreement in June 2012.

The Company's provision for income taxes for fiscal 2013 decreased by $80,000 to $187,000 as compared to $267,000 for the same period a year ago. The decrease in income taxes from fiscal 2012 to fiscal 2013 resulted primarily from increased benefits generated by the Company's foreign manufacturing subsidiaries whose profits are not subject to income taxes.

Net income for fiscal 2013 increased by $735,000 to $3,021,000 as compared to $2,286,000 in fiscal 2012. This resulted primarily from the items discussed above.

Forward-looking Information

This Annual Report on Form 10-K and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. For example, the Company is highly dependent on its Chief Executive Officer for strategic planning. If he is unable to perform his services for any significant period of time, the Company's ability to grow could be adversely affected. In addition, factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, the uncertain economic, military and political conditions in the world, the ability to maintain adequate financing, our ability to maintain and develop competitive products, adverse tax consequences of offshore operations, significant fluctuations in the exchange rate between the Dominican Peso and the U.S. Dollar, distribution problems and unforeseen environmental liabilities,. The Company's Risk Factors are discussed in more detail in Item 1A.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is long-term debt (consisting of a revolving credit facility and term loans) that provides for interest at a spread above the prime rate or LIBOR as described in the agreement. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under these credit facilities. At June 30, 2013, an aggregate principal amount of approximately $16,400,000 was outstanding under the Company's credit facilities with a weighted average interest rate of approximately 2.5%. If principal amounts outstanding under the Company's credit facilities remained at this level for an entire year and the interest rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $164,000 in interest that year.

All foreign sales transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations. We are also exposed to foreign currency risk relative to expenses incurred in Dominican Pesos ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening in the U.S. dollar to our RD$ expenses would result in an annual decrease in income from operations of approximately $600,000.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements: Financial statements required pursuant to this Item are presented on pages FS-1 through FS-25 of this report as follows:

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Napco Security Technologies, Inc. and Subsidiaries
Amityville, New York

We have audited the accompanying consolidated balance sheets of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Technologies, Inc. and Subsidiaries as of June 30, 2013 and 2012 and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Melville, New York
September 17, 2013

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2013 and 2012
(In Thousands)

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$3,229	$2,979
Accounts receivable, net of reserves and allowances	18,211	16,408
Inventories	18,471	19,448
Prepaid expenses and other current assets	1,219	964
Income tax receivable	64	--
Deferred income taxes	642	650
Total Current Assets	41,836	40,449
Inventories - non-current	3,436	3,834
Deferred income taxes	1,526	1,762
Property, plant and equipment, net	6,586	7,247
Intangible assets, net	10,334	11,251
Other assets	185	207
TOTAL ASSETS	$63,903	$64,750

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2013 and 2012
(In Thousands, Except Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES		
Current maturities of long term debt	$1,600	$1,600
Accounts payable	3,318	3,163
Accrued expenses	2,093	1,814
Accrued salaries and wages	1,604	1,589
Accrued income taxes	--	78
Total Current Liabilities	8,615	8,244
Long-term debt, net of current maturities	14,800	18,657
Accrued income taxes	153	126
Total Liabilities	23,568	27,027
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.01 per share; 40,000,000 shares authorized; 20,796,813 and 20,095,713 shares issued; and 19,296,335 and 19,095,713 shares outstanding, respectively	208	201
Additional paid-in capital	15,356	14,080
Retained earnings	32,078	29,057
	47,642	43,338
Less: Treasury Stock, at cost (1,500,478 and 1,000,000 shares, respectively)	(7,307)	(5,615)
TOTAL STOCKHOLDERS' EQUITY	40,335	37,723
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$63,903	$64,750

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended June 30, 2013 and 2012
(In Thousands, Except Share and Per Share Data)

	2013	2012
Net sales	$71,386	$70,928
Cost of sales	49,662	49,776
Gross Profit	21,724	21,152
Selling, general, and administrative expenses	17,928	17,341
Operating Income	3,796	3,811
Other expense:		
Interest expense, net	574	1,149
Other, net	14	109
	588	1,258
Income before Provision for Income Taxes	3,208	2,553
Provision for Income Taxes	187	267
Net Income	$3,021	$2,286
Income per share:		
Basic	$0.16	$0.12
Diluted	$0.16	$0.12
Weighted average number of shares outstanding:		
Basic	19,210,000	19,096,000
Diluted	19,362,000	19,303,000

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2013 and 2012
(In Thousands, Except Share Data)

	Common Stock			Treasury Stock			
	Number of Shares Issued	Amount	Additional Paid-in Capital	Number of Shares	Amount	Retained Earnings	Total
BALANCE July 1, 2011	20,095,713	$201	$14,072	(1,000,000)	$(5,615)	$26,771	$35,429
Stock-based compensation expense	--	--	8	-	-	-	8
Net income	--	--	-	-	-	2,286	2,286
BALANCE June 30, 2012	20,095,713	201	14,080	(1,000,000)	(5,615)	29,057	37,723
Options exercised	729,000	7	1,371	--	--	--	1,378
Shares surrendered and cancelled under cashless option exercise	(27,900)	--	(95)	--	--	--	(95)
Shares surrendered and held in Treasury under cashless option exercise	--	--	--	(371,890)	(1,257)	--	(1,257)
Shares repurchased and held in Treasury				(128,588)	(435)		(435)
Net income	--	--	-	-	-	3,021	3,021
BALANCE June 30, 2013	20,796,813	$208	$15,356	(1,500,478)	$(7,307)	$32,078	$40,335

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2013 and 2012 (In Thousands)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$3,021	$2,286
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,974	2,275
Charge to obsolescence reserve	354	504
Provision for doubtful accounts	20	10
Deferred income taxes	244	199
Non-cash stock based compensation expense	--	8
Changes in operating assets and liabilities:		
Accounts receivable	(1,823)	1,222
Inventories	1,021	401
Prepaid expenses and other current assets	(254)	(15)
Income tax receivable	(64)	--
Other assets	8	26
Accounts payable, accrued expenses, accrued salaries and wages, accrued income taxes	398	(2,820)
Net Cash Provided by Operating Activities	4,899	4,096
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant, and equipment	(383)	(606)
Net Cash Used in Investing Activities	(383)	(606)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term debt	(3,857)	(3,520)
Cash paid for purchase of treasury stock	(435)	--
Tax benefit from stock option exercise	26	--
Cash paid for deferred financing costs	--	(68)
Net Cash Used in Financing Activities	(4,266)	(3,588)
Net Change in Cash and Cash Equivalents	250	(98)
CASH AND CASH EQUIVALENTS - Beginning	2,979	3,077
CASH AND CASH EQUIVALENTS - Ending	$3,229	$2,979
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid, net	$543	$ 1,136
Income taxes paid	$31	$467
Surrender of Common Shares	$1,257	$ --

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Napco Security Technologies, Inc. and Subsidiaries (the "Company") is a diversified manufacturer of security products, encompassing electronic door-locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of the Company's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. In addition, demand is affected by the housing and construction markets.

Principles of Consolidation

The consolidated financial statements include the accounts of Napco Security Technologies, Inc. and all of its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, reserves for sales returns and allowances, concentration of credit risk, inventories, intangible assets and income taxes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were: Current Assets and Current Liabilities: The carrying amount of cash, certificates of deposits, current receivables and payables and certain other short-term financial instruments approximate their fair value as of June 30, 2013 due to their short-term maturities. Long-Term Debt: The carrying amount of the Company's long-term debt, including the current portion, at June 30, 2013 in the amount of $16,400,000 approximates fair value.

Cash and Cash Equivalents

Cash and cash equivalents include approximately $460,000 of short-term time deposits at June 30, 2013 and 2012. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC and other international agencies as of June 30, 2013 and 2012. The Company has historically not experienced any credit losses with balances in excess of FDIC limits

Accounts Receivable

Accounts receivable is stated net of the reserves for doubtful accounts of $220,000 and $200,000 and for returns and other allowances of $1,055,000 and $1,184,000 as of June 30, 2013 and 2012, respectively. Our reserves for doubtful accounts and for returns and other allowances are subjective critical estimates that have a direct impact on reported net earnings. These reserves are based upon the evaluation of accounts receivable agings, specific exposures, sales levels and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents any excess of the cost of the inventory over its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2013 and 2012, net charges and balances in these reserves amounted to $354,000 and $3,392,000; and $504,000 and $3,038,000, respectively.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Intangible Assets

Intangible assets determined to have indefinite lives are not amortized but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their useful lives. Intangible assets are reviewed for impairment at least annually at the Company's fiscal year end of June 30 or more often whenever there is an indication that the carrying amount may not be recovered.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks in August 2008 included intangible assets recorded at fair value on the date of acquisition. The intangible assets are amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life.

Changes in intangible assets are as follows (in thousands):

	June 30, 2013			June 30, 2012		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Other intangible assets:						
Customer relationships	$9,800	$(5,469)	$4,331	$9,800	$(4,601)	$5,199
Non-compete agreement	340	(237)	103	340	(188)	152
Trade name	5,900	--	5,900	5,900	--	5,900
	$16,040	$(5,706)	$10,334	$16,040	$(4,789)	$11,251

Amortization expense for intangible assets subject to amortization was approximately $917,000 and $1,065,000 for the years ended June 30, 2013 and 2012, respectively. Amortization expense for each of the next five fiscal years is estimated to be as follows: 2014 - $781,000; 2015 - $667,000; 2016 - $529,000; 2017 - $441,000 and 2018 - $371,000. The weighted average amortization period for intangible assets was 14.8 years and 15.8 years at June 30, 2013 and 2012, respectively.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. Impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectability is reasonably assured. Revenues from product sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and other allowances and the amount of reserves established for anticipated sales returns and other allowances.

Sales Returns and Other Allowances

The Company analyzes sales returns and is able to make reasonable and reliable estimates of product returns based on the Company's past history. Estimates for sales returns are based on several factors including actual returns and based on expected return data communicated to it by its customers. Accordingly, the Company believes that its historical returns analysis is an accurate basis for its allowance for sales returns. Actual results could differ from those estimates. As a percentage of gross sales, sales returns, rebates and allowances were 6% for each of the fiscal years ended June 30, 2013 and 2012.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of operations and are expensed as incurred. Advertising expense for the years ended June 30, 2013 and 2012 was $1,318,000 and $1,081,000, respectively. The increase in Advertising and promotional costs was due primarily to increased expenditures on a major tradeshow and media advertising as compared to the same period a year ago.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred and are included in "Cost of Sales" in the consolidated statements of operations. Company-sponsored research and development expense for the years ended June 30, 2013 and 2012 was $5,119,000 and $4,264,000, respectively. The increase for the year ended June 30, 2013 was due primarily to expenses relating to development of the Company's iBridge™ tablet computer/touch screen keypad.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis.

Net Income Per Share

Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net Income		Weighted Average Shares		Net Income per Share	
	2013	2012	2013	2012	2013	2012
Basic EPS	$3,021	$2,286	19,210	19,096	$0.16	$0.12
Effect of Dilutive Securities:						
Stock Options	--	--	152	207	--	--
Diluted EPS	$3,021	$2,286	19,362	19,303	$0.16	$0.12

Options to purchase 370,750 and 649,348 shares of common stock for the fiscal years ended June 30, 2013 and 2012, respectively, were not included in the computation of Diluted EPS because their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company has established two share incentive programs as discussed in Note 7.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Stock-based compensation costs of $0 and $8,000 were recognized for fiscal years 2013 and 2012, respectively. The effect on both Basic and Diluted Earnings per share was $0.00 for fiscal years 2013 and 2012.

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the years ended June 30, 2013 and 2012.

Comprehensive Income

For the years ended June 30, 2013 and 2012, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income approximates its net income for all periods presented.

Segment Reporting

The Company's reportable operating segments are determined based on the Company's management approach. The management approach is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 11, and no additional segment data has been presented.

Shipping and Handling Revenues and Costs

The Company records the amount billed to customers in net sales ($532,000 and $584,000 in fiscal years 2013 and 2012, respectively) and classifies the costs associated with these revenues in cost of sales ($1,090,000 in each of the fiscal years 2013 and 2012).

Recently Issued Accounting Standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward. If either (i) an NOL carryforward, a similar tax loss, or tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position or (ii) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice), an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. This guidance becomes effective prospectively for unrecognized tax benefits that exist as of the Company's fiscal 2015 first quarter, with retrospective application and early adoption permitted. The Company is currently evaluating the timing of adoption and the impact of this balance sheet presentation guidance but does not expect it to have a significant impact on the Company's consolidated financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more-likely-than-not that the asset is impaired, a quantitative test is required. The guidance becomes effective in the beginning of the Company's fiscal 2014, with early adoption permitted. The Company is currently evaluating the timing of adopting this guidance which is not expected to have an impact on the Company's consolidated financial statements.

In September 2011, the FASB amended its authoritative guidance related to testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before performing Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than-not less than the carrying amount, the two-step impairment test would be required. This guidance becomes effective in the beginning of the Company's fiscal 2013, with early adoption permitted. The Company does not expect the guidance to have an impact on the Company's consolidated financial statements.

NOTE 2 - Business and Credit Concentrations

The Company had two customers with accounts receivable balances that aggregated 22% of the Company's accounts receivable at June 30, 2013 and one customer with an accounts receivable balance of 15% at June 30, 2012. Sales to any one customer did not exceed 10% of net sales in any of the past two fiscal years.

NOTE 3 - Inventories

Inventories, net of reserves are valued at lower of cost (first-in, first-out method) or market. The Company regularly reviews parts and finished goods inventories on hand and, when necessary, records a provision for excess or obsolete inventories. The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Inventories, net of reserves consist of the following (in thousands):

	June 30,	
	2013	2012
Component parts	$13,112	$13,155
Work-in-process	3,125	3,199
Finished product	5,670	6,928
	$21,907	$23,282
Classification of inventories, net of reserves:		
Current	$18,471	$19,448
Non-current	3,436	3,834
	$21,907	$23,282

NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following (in thousands):

	June 30,		
	2013	2012	Useful Life in Years
Land	$904	$904	--
Buildings	8,911	8,911	30 to 40
Molds and dies	6,794	6,748	3 to 5
Furniture and fixtures	2,328	2,317	5 to 10
Machinery and equipment	19,431	19,107	7 to 10
Leasehold improvements	372	372	Shorter of the lease term or life of asset
	38,740	38,359	
Less: accumulated depreciation and amortization	32,154	31,112	
	$6,586	$7,247	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,043,000 and $1,101,000 in fiscal 2013 and 2012, respectively.

NOTE 5 - Income Taxes

The provision for income taxes is comprised of the following (in thousands):

	For the Years Ended June 30,	
	2013	2012
Current income taxes:		
Federal	$(89)	11
State	32	57
Foreign	--	--
	(57)	68
Deferred income tax provision (benefit)	244	199
Provision (benefit) for income taxes	$187	$267

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows (dollars in thousands):

	For the Years Ended June 30,			
	2013		2012	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$1,091	34.0%	$868	34.0%
Increases (decreases) in taxes resulting from:				
Meals and entertainment	59	1.8%	56	2.2%
State income taxes, net of Federal income tax benefit	21	0.6%	39	1.5%
Foreign source income not subject to tax	(740)	(23.0)%	(515)	(20.2)%
Stock based compensation expense	--	--	3	0.1%
Tax reserve reversal	--	--	(61)	(2.4)%
R&D Credit refund	(221)	(6.9)%	(81)	(3.2)%
Other, net	(23)	(0.7)%	(42)	(1.6)%
Effective tax rate	$187	5.8%	$267	10.4%

Deferred tax assets and deferred tax liabilities at June 30, 2013 and 2012 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-term Deferred Tax Assets (Liabilities)	
	2013	2012	2013	2012
Accounts receivable	$24	$23	$ --	$ --
Inventories	385	399	455	405
Accrued Liabilities	233	228	29	--
Stock based compensation expense	--	--	137	137
Goodwill	--	--	1,623	1,875
R&D credit	--	--	360	225
Property, plant and equipment	--	--	(575)	(624)
Other deferred tax liabilities	--	--	(503)	(256)
	642	650	1,526	1,762
Valuation allowance	--	--	--	--
Net deferred tax assets	642	$650	$1,526	$1,762

The Company has identified the United States and New York State as its major tax jurisdictions. The fiscal 2008 and forward years are still open for examination.

During the year ending June 30, 2013 the Company increased its reserve for uncertain income tax positions by $27,000. As of June 30, 2013 the Company has a long-term accrued income tax liability of $153,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2013, the Company had accrued interest totaling $0 and $153,000 of unrecognized net tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future period.

For the year ended June 30, 2013 the Company recognized a net income tax expense of $187,000.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Tax	Interest	Total
Balance of gross unrecognized tax benefits as of July 1, 2012	$126	$ --	$126
Increases to unrecognized tax benefits resulting from the generation of additional R&D credits	27	--	27
Balance of gross unrecognized tax benefits as of June 30, 2013	$153	$ --	$153

Napco US plans to permanently reinvest a substantial portion of its foreign earnings and as such has not provided US corporate taxes on the permanently reinvested earnings. As of June 30, 2013, the Company had no undistributed earnings of foreign subsidiaries.

NOTE 6 - Long-Term Debt

As of June 30, 2013, long-term debt consisted of a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017 and two term loans, one for $6,000,000 which expires in June 2019, and one for $6,500,000 which expires in June 2017 (the "Term Loans"). Repayment of the Terms Loans commenced on September 30, 2012. The $6,000,000 Term Loan is being repaid with 28 equal, quarterly payments of $75,000 and the remaining balance of $3,900,000 due on or before the expiration date. The $6,500,000 Term Loan is being repaid in 20 equal, quarterly payments of $325,000.

Outstanding balances and interest rates as of June 30, 2013 and June 30, 2012 are as follows:

	June 30, 2013		June 30, 2012	
	Outstanding	Interest Rate	Outstanding	Interest Rate
Revolving line of credit	$5,500	2.5%	$7,757	3.1%
Term loans	10,900	2.5%	12,500	3.1%
Total debt	$16,400	2.5%	$20,257	3.1%

The Revolving Credit Facility and Term Loans (collectively the "Agreement") also provides for a LIBOR-based interest rate option of LIBOR plus 2.0% to 2.75%, depending on the ratio of outstanding debt to EBITDA, which is to be measured and adjusted quarterly, a prime rate-based option of the prime rate plus 0.25% and other terms and conditions as more fully described in the Agreement. In addition, the Agreement provides for availability under the Revolving Credit Facility to be limited to the lesser of $11,000,000 or the result of a borrowing base formula based upon the Company's Accounts Receivables and Inventory values net of certain deductions. The Company's obligations under the Agreement continue to be secured by all of its assets, including but not limited to, deposit accounts, accounts receivable, inventory, the Company's corporate headquarters in Amityville, NY, equipment and fixtures and intangible assets. In addition, the Company's wholly-owned subsidiaries, with the exception of the Company's foreign subsidiaries, have issued guarantees and pledges of all of their assets to secure the Company's obligations under the Agreement. All of the outstanding common stock of the Company's domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries has been pledged to secure the Company's obligations under the Agreement.

The Agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the Agreement.

NOTE 7 - Stock Options

In December 2012, the stockholders approved the 2012 Employee Stock Option Plan (the 2012 Plan). The 2012 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 950,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2012 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to valued employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2012 Plan, stock options may be granted to valued employees with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable in whole or in part at 20% per year beginning on the date of grant. An option granted under the 2012 Plan shall vest in full upon a "change in control" as defined in the 2012 Plan. At June 30, 2013, no stock options were granted or exercisable and 950,000 stock options were available for grant under this plan.

In December 2012, the stockholders approved the 2012 Non-Employee Stock Option Plan (the 2012 Non-Employee Plan). The 2012 Non-Employee Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 50,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2012 Non-Employee Plan, the Company may grant stock options to non-employee directors and consultants to the Company and its subsidiaries.

Under the 2012 Non-Employee Plan, stock options may be granted with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable in whole or in part at 20% per year beginning on the date of grant. An option granted under the 2012 Non-Employee Plan shall vest in full upon a "change in control" as defined in the 2012 Non-Employee Plan. At June 30, 2013, no stock options were granted or exercisable and 50,000 stock options were available for grant under this plan.

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan expired in October 2012. The 2002 Plan authorized the granting of awards, the exercise of which would allow up to an aggregate of 1,836,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may have granted stock options, which were intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who was granted ISOs and possessed more than 10% of the voting rights of the Company's outstanding common stock must have been granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. Upon expiration of the 2002 Plan in October 2012, 1,471,480 stock options were granted, 651,140 stock options were exercisable and no further stock options were available for grant under this plan.

No options were granted under the 2002 Plan during the years ended June 30, 2013 or 2012.

The following table reflects activity under the 2002 Plan for the years ended June 30,:

	2013		2012	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,380,140	$2.95	1,380,140	$2.95
Granted	--	--	--	--
Terminated	--	--	--	--
Exercised	729,000	1.85	--	--
Outstanding, end of year	651,140	$4.18	1,380,140	$2.95
Exercisable, end of year	651,140	$4.18	1,380,140	$2.95
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	$1,301,000		n/a	
Total intrinsic value of options outstanding	$853,867		$1,066,760	
Total intrinsic value of options exercisable	$853,867		$1,066,760	

729,000 options were exercised during fiscal 2013 and no options were exercised during fiscal 2012. These exercises were paid for with 399,790 shares of the Company's common stock, 27,900 of which were retired upon receipt. Cash received from option exercises for fiscal 2013 and 2012 was $0 and the actual tax benefit realized for the tax deductions from option exercises totaled $26,000 and $0 for these periods, respectively

The following table summarizes information about stock options outstanding under the 2002 Plan at June 30, 2013:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at June 30, 2013	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2013	Weighted average exercise price
$1.62 - $4.00	285,390	0.8	$1.97	285,390	$1.97
$4.01 - $7.50	328,250	3.8	5.29	328,250	5.29
$7.51 - $11.16	37,500	3.0	11.16	37,500	11.16
	651,140	2.4	$4.18	651,140	$4.18

As of June 30, 2013, there was no unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2002 Plan. All options outstanding under the 2002 Plan were vested as of the beginning of the current period; therefore, the total fair value of the options vested during the twelve months ended June 30, 2013 under the 2002 Plan was $0.

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 non-employee stock option plan (the 2000 Plan) to encourage non-employee directors and consultants of the Company to invest in the

Company's stock. This plan expired in September 2010. No further options may be granted under the 2000 Plan. The 2000 Plan provided for the granting of non-qualified stock options, the exercise of which would allow up to an aggregate of 270,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provided that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Outstanding options are exercisable at 20% per year and expire five years after the date of grant. Compensation cost was recognized for the fair value of the options granted to non-employee directors and consultants as of the date of grant.

The following table reflects activity under the 2000 Plan for the years ended June 30,

	2013		2012	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	30,000	$5.03	30,000	$5.03
Granted	--	--	--	--
Terminated	--	--	--	--
Exercised	--	--	--	--
Outstanding, end of period	30,000	$5.03	30,000	$5.03
Exercisable, end of period	30,000	$5.03	30,000	$5.03
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a	
Total intrinsic value of options outstanding	$0		$0	
Total intrinsic value of options exercisable	$0		$0	

As of June 30, 2013, there was no unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2000 Plan. All options outstanding under the 2000 Plan were vested as of the beginning of the current period; therefore, the total fair value of the options vested during the twelve months ended June 30, 2013 under the 2000 Plan was $0.

NOTE 8 – Stockholders' Equity Transactions

During fiscal 2013 certain employees exercised incentive stock options under the Company's 2002 Plan totaling 729,000 shares. The exercises were completed as cashless exercises as allowed for under the 2002 Plan, where the exercise shares are issued by the Company in exchange for shares of the Company's common stock that are owned by the optionees. The number of shares surrendered by the optionees are based upon the per share price on the effective date of the option exercise. In addition, the Company repurchased 128,588 shares of its Common Stock from its Chief Executive Officer ("CEO"). The purchase price was $3.38 per share, the previous business day's closing price on NASDAQ, for an aggregate purchase price of $434,627. The repurchase was to fund the CEO's tax liability associated with the exercise of 675,000 options granted to him under the 2002 Plan. The repurchase was approved by the Board of Directors of the Company, including all of the independent directors. These exercises resulted in a tax benefit to the Company of $26,000 which is included in Additional Paid-in Capital.

NOTE 9 - 401(k) Plan

The Company maintains a 401(k) plan ("the Plan") that covers all U.S. non-union employees with one or more years of service and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Company contributions to this plan are discretionary and totaled $89,000 and $44,000 for the years ended June 30, 2013 and 2012, respectively.

NOTE 10 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, not including the land lease discussed below, which do not extend beyond fiscal 2016. Minimum lease payments through the expiration dates of these leases, with the exception of the land leases referred to below, are as follows:

Year Ending June 30,	Amount
2014	$33,000
2015	23,000
2016	12,000
Total	$68,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $43,000 and $51,000 for the fiscal years ended June 30, 2013 and 2012, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease, expiring in 2092, for approximately four acres of land in the Dominican Republic at an annual cost of $288,000, on which the Company's principal production facility is located.

Litigation

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2013, the Company was obligated under two employment agreements and one severance agreement. The employment agreements are with the Company's CEO and Senior Vice President of Sales and Marketing ("the SVP"). The employment agreement with the CEO provides for an annual salary of $587,000, as adjusted for inflation; incentive compensation as may be approved by the Board of Directors from time to time and a termination payment in an amount up to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined in the agreement. The employment agreement renews annually in August unless either party gives the other notice of non-renewal at least six months prior to the end of the applicable term. The employment agreement with the SVP expires in October 2014 and provides for an annual salary of $274,400 and, if terminated by the Company without cause, severance of nine months' salary and continued company-sponsored health insurance for six months from the date of termination. The severance agreement provides for payments equal to nine months of salary and six months of health insurance in the event of a non-voluntary termination of employment without cause.

NOTE 11 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America and Europe.

The following represents selected consolidated geographical data for and as of the fiscal years ended June 30, 2013 and 2012:

Financial Information Relating to Domestic and Foreign Operations

	2013	2012
	(in thousands)	
Sales to external customers(1):		
Domestic	$67,243	$67,311
Foreign	4,143	3,617
Total Net Sales	$71,386	$70,928
Identifiable assets:		
United States	$51,141	$50,838
Dominican Republic (2)	12,763	13,912
Total Identifiable Assets	$63,903	$64,750

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories (2013 = $9,105; 2012 = $9,866) and fixed assets (2013 = $3,546; 2012 = $3,936) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A: CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. At the conclusion of the period ended June 30, 2013, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. Management is responsible for the preparation of Napco Security Technologies, Inc. (Napco Security Technologies) consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Napco Security Technologies consolidated financial position and results of operations in conformity with generally accepted accounting principles.

The consolidated financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Napco Security Technologies management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1992 and subsequent guidance prepared specifically for smaller public companies. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2013.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of our Company; and (3) unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements are prevented or timely detected.

Limitations on Internal Control

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of Baker Tilly Virchow Krause, LLP, our registered public accounting firm, regarding internal control over financial reporting. Management's Report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

The Board of Directors of Napco Security Technologies has an Audit Committee comprised of three non-management directors. The Committee meets periodically with financial management and the independent auditors to review accounting, control, audit and financial reporting matters. Baker Tilly Virchow Krause, LLP has full and free access to the Audit Committee, with and without the presence of management.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that has materially affected or is likely to materially affect our internal controls over financial reporting.

ITEM 9B: OTHER INFORMATION

None

PART III

The information called for by Part III is hereby incorporated by reference from the information set forth under the headings "Election of Directors", "Corporate Governance and Board Matters", "Executive Compensation", "Beneficial Ownership of Common Stock" and "Principal Accountant Fees" in the Company's definitive proxy statement for the 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted a Code of Ethics which applies to our senior executive and financial officers, among others. The Code is posted on our website, www.napcosecurity.com under the "Investors - Other" captions. We intend to make all required disclosures regarding any amendment to, or waiver of, a provision of the Code of Ethics for senior executive and financial officers by posting such information on our website.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Omitted.

Upon written request of any stockholder of the Company, the Company will provide such shareholder a copy of the Company's Annual Report on Form 19-K for 2013, including the financial statements and schedules thereto, filed with the Security and Exchange Commission. Any such request should be directed to Secretary, NAPCO Security Technologies, Inc., 333 Bayview Avenue, Amityville, New York 11701. There will be no charge for such report unless one or more exhibits thereto are requested, in which case the Company's reasonable expenses of furnishing such exhibits thereto are requested, in which case the Company's reasonable expenses of furnishing such exhibits may be charged.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 17, 2013

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

By: /s/RICHARD SOLOWAY
Richard Soloway
Chairman of the Board of
Directors, President and Secretary
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and the dates indicated.

Signature	Title	Date
/s/RICHARD SOLOWAY Richard Soloway	Chairman of the Board of Directors, President and Secretary and Director (Principal Executive Officer)	September 17, 2013
/s/KEVIN S. BUCHEL Kevin S. Buchel	Senior Vice President of Operations and Finance and Treasurer and Director (Principal Financial and Accounting Officer)	September 17, 2013
/s/PAUL STEPHEN BEEBER Paul Stephen Beeber	Director	September 17, 2013
/s/RANDY B. BLAUSTEIN Randy B. Blaustein	Director	September 17, 2013
/s/ARNOLD BLUMENTHAL Arnold Blumenthal	Director	September 17, 2013
/s/DONNA SOLOWAY Donna Soloway	Director	September 17, 2013
/s/ANDREW J. WILDER Andrew J. Wilder	Director	September 17, 2013

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NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

NON-GAAP MEASURES OF PERFORMANCE* (unaudited)

(In thousands)

	Three months ended June 30,		Twelve months ended June 30,	
	2013	2012	2013	2012
Net income	$ 3,209	$ 1,841	$ 3,021	$ 2,286
Add back provision (benefit) for income taxes	236	201	187	267
Add back interest and other expense	138	327	588	1,258
Operating income (GAAP)	3,583	2,369	3,796	3,811
Adjustments for non-GAAP measures of performance:				
Add back amortization of acquisition-related intangibles	229	266	917	1,065
Add back change to inventory reserve	354	504	354	504
Add back stock-based compensation expense	–	–	–	8
Adjusted non-GAAP operating income	4,166	3,139	5,067	5,388
Add back depreciation and other amortization	278	372	1,057	1,210
Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization)	$ 4,444	$ 3,511	$ 6,124	$ 6,598

*** Non-GAAP Information**

Certain non-GAAP measures are included above, including EBITDA, non-GAAP operating income and Adjusted EBITDA. We define EBITDA as GAAP net income plus income tax expense (benefit), net interest expense and depreciation and amortization expense. Non-GAAP operating income does not include impairment of goodwill, amortization of intangibles, changes to inventory reserves, restructuring charges, stock-based compensation expense and other infrequent or unusual charges. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures included in the above.


NAPCO
SECURITY TECHNOLOGIES, INC.

Officers

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering Microcomputer Applications

Raymond Gaudio
Vice President of Engineering Software Applications

George R. Marks
President, Marks USA

Common Stock Listing

Nasdaq Global Market System®
(Symbol–"NSSC")

Directors

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Group Publisher Emeritus, Security Dealer, Locksmith Ledger; Publisher, Security Line

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff, Trattner & Company (Certified Public Accountants)

Primary Bank

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747

Investor Relations

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Technologies, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

Independent Accountants

Baker Tilly Virchow Krause, LLP
125 Baylis Road
Melville, NY 11747-3823

Legal Counsel

Shapiro Forman Allen & Sava, LLP
380 Madison Avenue
New York, NY 10017

Transfer Agent

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004



www.napcosecurity.com

(NASDAQ:NSSC)